FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Energy Ltd. ("Tournigan" or the "Corporation")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

June 11, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on June 11, 2008.

Item 4.

Summary of Material Change

Tournigan Energy Ltd. discovers new high grade uranium.

Item 5.

Full Description of Material Change

The Corporation reported drill results taken from 12 diamond drill holes totaling 5,540 metres on its Novoveska Huta uranium deposit in Eastern Slovakia. The holes, drilled to depths of between 200 to 657 metres, were designed to twin historical holes as well as explore the deposit to the east and provide structural analysis of the deposit.

The company continues to intercept significant thicknesses and uranium grades on the deposit which confirms historical data and extends the resource. Notably, new high grade material, including 7.6 metres of 0.399 %eU308, was discovered in hole LH-NH-4, approximately 600 metres east of the historical underground workings. Additional mineralization was also intersected in LH-NH-11 a further 175 metres east of LH-NH-4.

Highlights from the downhole radiometric logging include:

Hole	From	To	Length	eU308%
LH-NH-4	494.2	501.8	7.6	0.399
including	494.3	497.3	3.0	0.791
LH-NH-13	287.4	326.1	38.7	0.132
including	289.9	294.4	4.5	0.241
including	296.9	305.3	8.4	0.220
LH-NH-11	605.3	618.5	13.2	0.158
including	605.3	614.3	9.0	0.194
including	609.6	611.7	2.1	0.299
LH-NH-8	359.9	371.1	11.2	0.107
including	362.4	366.3	3.9	0.201
LH-NH-1	360.3	365.2	4.9	0.115
LH-NH-1	374.9	380.5	5.6	0.161
LH-NH-9	386.1	395.4	9.3	0.103

Details of the 12-hole program are listed in Appendix A or may be viewed on Tournigan’s web site: http://www.tournigan.com/i/pdf/2008-06-11_NR-Appendix-A.pdf .. A plan map detailing hole locations and previous underground workings may be viewed from the link below: http://www.tournigan.com/i/maps/2008-06-11_NRM.jpg

"This drill campaign has confirmed and in many cases improved upon the results from historic drilling," said Tournigan President, James Walchuck. "We are especially encouraged by the new higher grade mineralization found further to the east of the historical deposit."

Previous work on the property included 5.5 km of underground development and test workings on five vertical levels and 43 deep-drill holes which were the source for a historical estimate by Uranpres s.r.o. in 2005. The historical resource estimate at Novoveska Huta reported 19,970,000 pounds of uranium contained in 12 million tonnes at an average grade of 0.075% U308 (cutoff grade 0.015% U308). *

Tournigan will analyze the data from 662 chip samples, the historic drill holes and its own drill campaign to build an updated resource model on the deposit, which will provide the basis for a NI 43-101 estimate by fourth quarter, 2008.

The drill results reported are from one hole drilled in 2006, nine drilled in 2007 and two in 2008. Two holes did not encounter significant mineralization. Hole LH-NH-5 was drilled to verify mineralization in the tectonic zone and Hole LH-NH-6 was drilled to verify continuity of deposit to the west. Tournigan is now focusing on exploring the deposit to the east of the previous workings.

The uranium grades referred to above are reported as equivalent uranium (eU308) as determined by downhole radiometric logging equipment. The logging was performed by Koral, s.r.o. of Slovakia. Quality control and quality assurance is being provided by Ravi Sharma, Tournigan’s Manager Resources and Reserves.

Joseph Ringwald PEng., Tournigan's VP Sustainable Development is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained herein.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Corporation is available to answer questions regarding this report:

James Walchuck,
President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 11th day of June, 2008.